Exhibit (a)(1)(L)

SECOND AMENDMENT AND SUPPLEMENT TO
OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock
of

THE PEP BOYS — MANNY, MOE & JACK

at

$17.00 NET PER SHARE

by

TAJ ACQUISITION CO.

a wholly owned subsidiary of

BRIDGESTONE RETAIL OPERATIONS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON TUESDAY, JANUARY 12, 2016 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 11, 2016), UNLESS THE OFFER IS EXTENDED.

TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“BSRO”), is offering to purchase for cash all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Shares”), of The Pep Boys — Manny, Moe & Jack, a Pennsylvania corporation (“Pep Boys”), at a purchase price of $17.00 per Share, net to the holders thereof, in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 16, 2015 (the “Original Offer to Purchase”), as amended and supplemented by the Amendment and Supplement to Offer to Purchase, dated as of December 14, 2015 (“Supplement No. 1,” and together with the Original Offer to Purchase, the “Prior Offer to Purchase”), and this Second Amendment and Supplement to Offer to Purchase, dated as of December 28, 2015 (“Supplement No. 2,” and, together with the Prior Offer to Purchase, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (the “Original Merger Agreement”), as amended by the Amendment to Agreement and Plan of Merger, dated as of December 11, 2015 (“Amendment No. 1,” and together with the Original Merger Agreement, the “Prior Merger Agreement”), and Amendment No. 2 to Agreement and Plan of Merger, dated as of December 24, 2015 (“Amendment No. 2,” and, together with the Prior Merger Agreement, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed to merge with and into Pep Boys, with Pep Boys surviving as a wholly owned subsidiary of BSRO (the “Merger”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to in the Offer to Purchase as the “Transactions”.

On December 24, 2015, Pep Boys, BSRO and Purchaser entered into Amendment No. 2. The purpose of this Supplement No. 2 is to advise shareholders of Pep Boys that, pursuant to Amendment No. 2, the Offer has been amended and supplemented to increase the Offer Price to be paid in the Offer from $15.50 per Share to $17.00 per Share, net to the holder thereof, in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer. All Shares tendered and purchased pursuant to the Offer (including any Shares previously tendered) will receive the increased price.

The Board of Directors of Pep Boys has unanimously determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of Pep Boys and its shareholders, approved the Offer, the Merger and the other Transactions and adopted Amendment No. 2 and the Merger Agreement and recommended that Pep Boys’ shareholders accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that Pep Boys’ shareholders adopt the Merger Agreement.

You should read this entire Supplement No. 2, Supplement No. 1, the Original Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

The Dealer Manager for the Offer is:

December 28, 2015

Important

This Supplement No. 2 amends and supplements the Prior Offer to Purchase. The Original Offer to Purchase, together with the Letter of Transmittal and Notice of Guaranteed Delivery, may have been previously delivered to you.

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which was previously delivered to you with the Original Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, or an Agent’s Message (as defined in Section 3 of the Original Offer to Purchase) in connection with a book-entry delivery of Shares, mail or deliver the Letter of Transmittal (or, with respect to a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, the “Depositary and Paying Agent” for the Offer, and either deliver the certificates for your Shares to the Depositary and Paying Agent along with the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for tendering Shares” of the Original Offer to Purchase, in each case by the Expiration Time (as defined in Section 1—“Terms of the Offer” below) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary and Paying Agent by the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for tendering Shares” of the Original Offer to Purchase.

Although the Letter of Transmittal and Notice of Guaranteed Delivery previously circulated with the Original Offer to Purchase refer only to the Original Offer to Purchase and not this Supplement No. 2, nor Supplement No. 1, shareholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended Offer and will receive the increased Offer Price described in this Supplement No. 2.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact their such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * *

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the “Information Agent” for the Offer, at its address and telephone number set forth on the back cover of the Offer to Purchase. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

* * *

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

* * *

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will use its reasonable best efforts to comply with that state statute or seek to have that statute declared inapplicable to the Offer. If, after such efforts, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

* * *

No person has been authorized to give any information or to make any representation on behalf of BSRO or Purchaser not contained in the Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Dealer Manager, the Depositary and Paying Agent, or the Information Agent for the purpose of the Offer.

i

Summary term sheet

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Prior Offer to Purchase (as defined below), the Letter of Transmittal (as defined below) or the remainder of this Supplement No. 2 (as defined below). BSRO and Purchaser have included cross-references in this summary term sheet to other sections of the Prior Offer to Purchase and this Supplement No. 2 where you will find more complete descriptions of the topics mentioned below. The information concerning Pep Boys contained herein and elsewhere in the Original Offer to Purchase and this Supplement No. 2 has been provided to BSRO and Purchaser by Pep Boys or has been taken from or is based upon publicly available documents or records of Pep Boys on file with the SEC or other public sources at the date of such documents. BSRO and Purchaser have not independently verified the accuracy and completeness of such information. BSRO and Purchaser have no knowledge that would indicate that any statements contained herein or therein relating to Pep Boys provided to BSRO and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect as of such date.

The following are some questions that you, as a shareholder of Pep Boys, may have about Amendment No. 2 (as defined below), the changes to the Offer (as defined below) and certain related matters and answers to those questions. This summary term sheet highlights selected information from the Offer to Purchase (as defined below) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in the (a) Offer to Purchase, dated as of November 16, 2015 (the “Original Offer to Purchase”), as amended and supplemented by the Amendment and Supplement to Offer to Purchase, dated as of December 14, 2015 (“Supplement No. 1,” and together with the Original Offer to Purchase, the “Prior Offer to Purchase”), and this Second Amendment and Supplement to Offer to Purchase, dated as of December 28, 2015 (“Supplement No. 2,” and, together with the Prior Offer to Purchase, the “Offer to Purchase”) and (b) related letter of transmittal that accompanied the Original Offer to Purchase (the “Letter of Transmittal,” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). Pursuant to the Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (the “Original Merger Agreement”), as amended by the Amendment to Agreement and Plan of Merger, dated as of December 11, 2015 (“Amendment No. 1,” and together with the Original Merger Agreement, the “Prior Merger Agreement”), and Amendment No. 2 to Agreement and Plan of Merger, dated as of December 24, 2015 (“Amendment No. 2,” and, together with the Prior Merger Agreement, the “Merger Agreement”), after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed to merge with and into Pep Boys, with Pep Boys surviving as a wholly owned subsidiary of BSRO (the “Merger”) without a meeting of Pep Boys’ shareholders in accordance with the applicable provisions of the PBCL as described in the Original Offer to Purchase. To better understand the Offer and the Merger and for a complete description of the terms thereof, you should read this Supplement No. 2, the Prior Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to D.F. King & Co., Inc., the information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Supplement No. 2 and the Original Offer to Purchase. References in this Supplement No. 2 to “we,” “us” or “our,” unless the context otherwise requires, are references to Purchaser.

How are you amending the Offer?

On December 24, 2015, Pep Boys, BSRO and Purchaser entered into Amendment No. 2. Pursuant to Amendment No. 2, among other things, we have amended our Offer to increase the Offer Price from $15.50 per Share to $17.00 per Share, net to the holders thereof, in cash, without interest, less any applicable tax withholding.

We have also extended the Expiration Time (as defined in Section 1—“Terms of the Offer” below) of the Offer. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, January 12, 2016 (one minute after 11:59 p.m., New York City time, on January 11, 2016), unless the Offer is extended at a later date.

What are the most significant changes to the Merger Agreement resulting from Amendment No. 2?

Pursuant to Amendment No. 2:

•                  the Offer Price is increased from $15.50 per Share to $17.00 per Share, net to the holders thereof, in cash, without interest, less any applicable tax withholding; and

•                  the Termination Fee (as defined in Section 11 of the Original Offer to Purchase) that would be payable to BSRO upon a termination of the Merger Agreement in certain circumstances has been changed from $35,000,000 to $39,500,000.

Has the expiration time of the Offer been changed?

Yes. There has been a change to the expiration time of the Offer. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, January 12, 2016 (one minute after 11:59 p.m., New York City time, on January 11, 2016), unless the Offer is extended at a later date.

If I already tendered my Shares in the original Offer, do I have to do anything now?

No. Pep Boys shareholders do not have to take any action regarding any Shares previously validly tendered and not validly withdrawn. If the Offer is completed, these Shares will be accepted for payment and such shareholder will receive the same Offer Price as all other tendering Pep Boys shareholders. See Section 1—“Terms of the Offer” and Section 3—“Procedures for tendering Shares” of the Offer to Purchase and Section 2—“Acceptance for payment and payment for Shares” of the Original Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We will need approximately $980 million to purchase all of the issued and outstanding Shares validly tendered in the Offer (and not withdrawn), to pay fees and expenses related to the Offer and the Merger, to complete the Merger and pay the consideration in respect of outstanding Shares converted in the Merger into the right to receive the per Share amount paid in the Offer and to cash out all outstanding equity awards to acquire the Shares. BSRO will provide us with the necessary funds to fund the Offer through available cash or advances by Bridgestone Americas, Inc. Consummation of the Offer is not subject to any financing condition. See Section 12—“Source and amount of funds” of the Offer to Purchase.

What does the Pep Boys Board think about the Offer?

The Pep Boys Board has considered the amended terms and unanimously (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of Pep Boys and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted Amendment No. 2 and the Merger Agreement and (c) recommended that Pep Boys’ shareholders accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that Pep Boys’ shareholders adopt the Merger Agreement. See “Introduction” and Section 10—“Background of the Offer; contacts with Pep Boys”, Section 11—“Purpose of the Offer and Plans for Pep Boys; transaction documents” of the Offer to Purchase and Pep Boys’ Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto filed with the SEC in connection with the Offer.

What is the market value of my Shares as of a recent date?

The Offer Price of $17.00 per Share represents a premium of approximately 40% over the $12.15 per Share October 23, 2015 closing price of the Shares reported on the NYSE, the last full trading day before BSRO and Pep Boys announced the signing of the Original Merger Agreement. The Offer Price of $17.00 per Share also represents a premium of approximately 84% over the $9.25 per Share May 19, 2015 closing price of the Shares reported on the NYSE, the last full trading day before market speculation of a potential transaction. On December 23, 2015, the last full trading day before the date of this Supplement No. 2, the closing price of the Shares reported on the NYSE was $17.40 per Share.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price range of Shares; dividends” of the Offer to Purchase.

To The Holders of Shares of Common Stock of
The Pep Boys—Manny, Moe & Jack:

Introduction

Purchaser is amending its offer to purchase all of the outstanding Shares to increase the Offer Price to $17.00 per Share, net to the holders thereof, in cash, without interest, less any applicable tax withholding.

This Supplement No. 2 amends and supplements the Prior Offer to Purchase and should be read in conjunction with the Prior Offer to Purchase.  Except as otherwise set forth in this Supplement No. 2, the terms and conditions previously set forth in the Prior Offer to Purchase and Letter of Transmittal remain applicable in all respects to the Offer.

Procedures for tendering Shares are set forth in Section 3 of the Original Offer to Purchase, as supplemented by Section 3 of this Supplement No. 2. Tendering shareholders may continue to use the Letter of Transmittal and the Notice of Guaranteed Delivery previously circulated with the Original Offer to Purchase. While the Letter of Transmittal previously circulated refers only to the Original Offer to Purchase, shareholders will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement No. 2) and will receive the increased offer price of $17.00 per Share.

SHARES PREVIOUSLY VALIDLY TENDERED PURSUANT TO THE PRIOR OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL AND NOT VALIDLY WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. HOLDERS OF SHARES WHO HAVE VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE SAME INCREASED OFFER PRICE AS ALL OTHER TENDERING PEP BOYS SHAREHOLDERS.

This Supplement No. 2, the Prior Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, January 12, 2016 (one minute after 11:59 p.m., New York City time, on January 11, 2016), unless extended (as the date of the expiration of the Offer may be extended, the “Expiration Time”).

The tender offer

1.              Terms of the Offer

The second sentence of the first paragraph in Section 1—“Terms of the Offer” of the Prior Offer to Purchase contained in the Original Offer to Purchase is hereby deleted and replaced in its entirety with the following:

The term “Expiration Time” means 12:00 midnight, New York City time, on Tuesday, January 12, 2016 (one minute after 11:59 p.m., New York City time, on January 11, 2016), unless Purchaser, in accordance with the Merger Agreement, has further extended the offering period of the Offer, in which event the term “Expiration Time” will mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The last paragraph in Section 1 of the Prior Offer to Purchase contained in Supplement No. 1 is hereby deleted and replaced in its entirety with the following:

Purchaser has amended the Offer to increase the Offer Price to $17.00 per Share, net to the holders thereof, in cash, without interest, less any applicable tax withholding, from the previous Offer Price of $15.50 per Share. All shareholders whose Shares are validly tendered (including Shares tendered and not validly withdrawn prior to the date of this Supplement No. 2) and not validly withdrawn prior to the Expiration Time will receive the increased Offer Price.

3.              Procedures for tendering Shares

The last sentence of Section 3 of the Prior Offer to Purchase contained in Supplement No. 1 is hereby deleted and replaced in its entirety with the following:

References in the Letter of Transmittal and the Notice of Guaranteed Delivery to the Offer to Purchase and the Offer are deemed to be to the Original Offer to Purchase and the original Offer as amended by Supplement No. 1 and this Supplement No. 2.

6.              Price range of Shares; dividends

Section 6 of the Prior Offer to Purchase contained in Supplement No. 1 is hereby deleted and replaced in its entirety with the following:

Fiscal year	High	Low
Fourth Quarter (through December 23, 2015)	$17.63	$14.87

On October 23, 2015, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on the NYSE was $12.15 per Share. On May 19, 2015, the last full trading day before market speculation of a potential transaction, the reported closing sales price per Share on the NYSE was $9.25 per Share. On December 23, 2015, the last full trading day prior to the date of this Supplement No. 2, the reported closing sales price per Share on the NYSE was $17.40 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

10. Background of the Offer; contacts with Pep Boys

Section 10 of the Prior Offer to Purchase is hereby amended and supplemented by adding the following to the end of Section 10:

On December 19, 2015, Pep Boys delivered to Bridgestone a proposal Pep Boys had received from Icahn on December 18, 2015 to acquire all of the outstanding Shares for $16.50 in cash per Share, which proposal included a proposed definitive agreement and plan of merger (the “Second Icahn Proposal”) and advised Bridgestone that the Pep Boys Board had determined, after consultation with its outside counsel and financial adviser, that the Second Icahn Proposal would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement).

On December 20, 2015, Pep Boys provided Bridgestone with a revised proposed definitive agreement and plan of merger that it had received from Icahn earlier that day modifying the Second Icahn Proposal to provide that in connection with any termination of the Icahn merger agreement Icahn would both be paid a $35 million termination fee and would be reimbursed for the $35 million Termination Fee paid by Icahn in connection with the termination of the Merger Agreement.

Later on December 20, 2015, Pep Boys informed Bridgestone that the Pep Boys Board had determined, after consultation with its outside counsel and financial adviser, that the Second Icahn Proposal, as revised, constituted a Superior Proposal.

On each of December 20 and 21, 2015, representatives of Bridgestone management discussed the Second Icahn Proposal, as revised, with representatives of J.P. Morgan and Jones Day.  Bridgestone considered possible changes to the terms of the Prior Merger Agreement, including increases in the Offer Price and the Termination Fee.

In the morning on December 22, 2015, Jones Day, on behalf of Bridgestone, delivered to Pep Boys and Morgan Lewis a draft of a proposed second amendment to the Prior Merger Agreement.  That amendment, among other things, provided for (a) an increase in the Offer Price from $15.50 in cash per Share to $17.00 in cash per Share, (b) an increase in the Termination Fee from $35 million to $55 million and (c) an acknowledgement by Pep Boys that, taking into account the amended terms so proposed, the Second Icahn Proposal, as revised, was no longer a Superior Proposal.  Following delivery of Bridgestone’s proposed amendment to the Prior Merger Agreement, representatives of Bridgestone and Pep Boys, together with representatives of Jones Day and Morgan Lewis, discussed its terms.

Later on December 22, 2015, Morgan Lewis sent to Jones Day a revised draft merger agreement associated with the Second Icahn Proposal.  The revised draft eliminated the references to an offer price of $16.50 per Share and instead purported to propose an offer price equal to “$0.10 more per Share than any increased bona fide bid offered by Bridgestone, up to a maximum of $18.10 per Share”.

Following Jones Day’s receipt of the revised draft Icahn merger agreement, Jones Day and Morgan Lewis discussed its terms. Thereafter, Bridgestone provided notice to Pep Boys that it had withdrawn its $17.00 per Share proposal submitted earlier that day in order for Bridgestone, together with Jones Day, to have additional time to consider and analyze the revised draft merger agreement submitted by Icahn. The notice however expressly reserved Bridgestone’s right to submit a new proposal within the period provided in the Merger Agreement.

Later on December 22, 2015, Pep Boys informed Bridgestone that the Pep Boys Board had determined, after consultation with its outside counsel, that the Second Icahn Proposal, as revised by the draft merger agreement provided earlier in the day, continued to constitute a Superior Proposal.  Pep Boys also informed Bridgestone that given the change in the terms of the Second Icahn Proposal, Bridgestone had until 5:00 pm, New York time, on December 24, 2015 to negotiate an amendment to the Prior Merger Agreement that would cause the Pep Boys Board to determine that the Second Icahn Proposal, as revised, no longer constituted a Superior Proposal.

Following discussions between representatives of Bridgestone management and Jones Day, in the late evening of December 22, 2015, Bridgestone determined to and resubmitted its offer to increase the Offer Price to $17.00 per Share and the Termination Fee to $55 million.

In the early evening of December 23, 2015, representatives of Bridgestone and Pep Boys, along with representatives of Jones Day and Morgan Lewis, discussed the terms of Bridgestone’s proposal.  Specifically, the representatives of Pep Boys and Morgan Lewis urged Bridgestone to consider improving its offer, including by reducing the amount of the Termination Fee contained in the current proposal.

On December 24, 2015, Jones Day, on behalf of Bridgestone, delivered to Pep Boys and Morgan Lewis a new draft of a proposed Amendment No. 2.  As with the previous Bridgestone proposal, that draft, among other things, provided for (a) an increase in the Offer Price from $15.50 in cash per Share to $17.00 in cash per Share, and (b) an acknowledgement by Pep Boys that any outstanding proposal from Icahn was not a Superior Proposal.  However, the draft proposed an increase in the Termination Fee to $39.5 million, rather than the previous $55 million, which was proportionate to the increase in the consideration offered by Bridgestone.

Later on December 24, 2015, representatives of Pep Boys telephoned representatives of Bridgestone to inform them that the Pep Boys Board had unanimously determined that in light of the proposed Amendment No. 2, any outstanding proposal by Icahn did not constitute a Superior Proposal.  Accordingly, Pep Boys informed Bridgestone that the Pep Boys Board had unanimously (a) determined that the Offer, the Merger and the other Transactions (each, as would be amended by Amendment No. 2) were fair to and in the best interests of Pep Boys and its shareholders, (b) approved the Offer, the Merger and the other Transactions (each, as would be amended by Amendment No. 2) and adopted Amendment No. 2 and the Merger Agreement, and (c) recommended that the shareholders of Pep Boys accept the amended Offer and tender their Shares pursuant to the amended Offer, and if required to consummate the Merger, that the shareholders of Pep Boys adopt the Merger Agreement, as would be amended by Amendment No. 2.

Following that conversation, in the afternoon of December 24, 2015, the parties executed Amendment No. 2.

11.       Purpose of the Offer and Plans for Pep Boys; transaction documents

The first paragraph under the subheading “The Merger Agreement” in Section 11 of the Prior Offer to Purchase contained in Supplement No. 1 is deleted and replaced in its entirety with the following:

The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Original Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC on November 16, 2015, and Amendment No. 1, a copy of which is filed as Exhibit (d)(2) to Amendment No. 3 to the Schedule TO filed with the SEC on December 14, 2015, and Amendment No. 2, a copy of which is filed as Exhibit (d)(3) to Amendment No. 4 to the Schedule TO filed with the SEC on December 28, 2015, each of which is incorporated herein by reference. The Original Merger Agreement, Amendment No. 1 and Amendment No. 2 may be examined and copies may be obtained in the manner set forth in Section 8—“Certain information concerning Pep Boys—Available Information” in the Original Offer to Purchase.

The third paragraph under the subheading “The Merger Agreement—Fees and Expenses” in Section 11 of the Prior Offer to Purchase contained in the Original Offer to Purchase is hereby amended by replacing the phrase “Pep Boys has agreed to pay to BSRO a termination fee of $35,000,000” with the phrase “Pep Boys has agreed to pay to BSRO a termination fee of $39,500,000.”

12.       Source and amount of funds

Section 12 of the Prior Offer to Purchase contained in Supplement No. 1 is hereby amended by deleting the first paragraph and replacing it in its entirety with the following:

Purchaser will need approximately $980 million to purchase all Shares validly tendered in the Offer (and not withdrawn), to cash out all outstanding equity awards to acquire Shares, to pay fees and expenses related to the Offer and the Merger and to complete the Merger and to pay the consideration in respect of Shares converted in the Merger into the right to receive the Merger Consideration. The Purchaser intends to obtain such funds by means of a capital contribution from BSRO. BSRO will ensure that the Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. BSRO will have available at the Expiration Time the necessary funds from its available cash or advances by Bridgestone Americas, Inc. to complete the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to complete the Offer and the Merger.

TAJ Acquisition Co.

December 28, 2015

The Letter of Transmittal and certificates representing the Shares and any other required documents should be sent or delivered by each record shareholder or the shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary and Paying Agent. Shareholders submitting certificates representing the Shares to be tendered must deliver such certificates together with the Letter of Transmittal and any other documents by mail or overnight courier. Except as described in the Letter of Transmittal with respect to Eligible Institutions, facsimile copies of the certificates representing the Shares or Letters of Transmittal will not be accepted. The Letter of Transmittal and certificates representing the Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary and Paying Agent at one of its addresses set forth below.

The Depositary and Paying Agent for the Offer is:

If delivering by first class, registered or certified mail:	If delivering by facsimile (until 12:00 midnight New York City time on Tuesday, January 12, 2016 (one minute after 11:59 p.m., New York City time, on January 11, 2016)):	If delivering by overnight courier (until 12:00 midnight New York City time on Tuesday, January 12, 2016 (one minute after 11:59 p.m., New York City time, on January 11, 2016)):

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	Facsimile: (718) 234-5001 Confirm Facsimile Receipt: (718) 921-8317	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

48 Wall Street
22nd Floor
New York, New York 10005
All other calls: (212) 269-5550
Toll Free: (866) 620-2536
Email: pby@dfking.com

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Toll Free: (877) 371-5947

Direct: (212) 622-4401